Exhibit 3.1
CERTIFICATE OF AMENDMENT
TO
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
DIRECT DIGITAL HOLDINGS, Inc.

Direct Digital Holdings, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

FIRST: That the name of the Corporation is Direct Digital Holdings, Inc.

SECOND: The Corporation was organized and is existing under and by virtue of the DGCL by the filing of a Certificate of Incorporation with the Secretary of State of the State of Delaware on August 23, 2021, under its current name, as amended and restated by that certain Amended and Restated Certificate of Incorporation of the Corporation filed with the Secretary of State of the State of Delaware on February 11, 2022, as amended by that certain Certificate of Amendment to Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on June 10, 2025, as further amended by that certain Certificate of Designation of Series A Convertible Preferred Stock filed with the Secretary of State of the State of Delaware on August 8, 2025, that certain Amended and Restated Certificate of Designation of Series A Convertible Preferred Stock filed with the Secretary of State of the State of Delaware on October 15, 2025, that certain Certificate of Amendment to Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on November 5, 2025 and that certain Certificate of Amendment to Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on January 9, 2026 (the “Current Charter”).

THIRD: The Current Charter is hereby amended by adding the following Sections 9.3 and 9.4 to ARTICLE V:

“
9.3 Effectiveness of Second Reverse Stock Split. At 12:01am on April 27, 2026 (the “Second Split Effective Time”) pursuant to the DGCL of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation, as amended, every four (4) issued and outstanding shares or shares held by the Corporation as treasury stock of Class A Common Stock and Class B Common Stock, as applicable, as of the date and time immediately preceding the Second Split Effective Time (the “Pre-Second Split Shares”), shall automatically be reclassified as and converted into one (1) validly issued, fully paid and non-assessable share of Class A Common Stock or Class B Common Stock, respectively, (the “Post-Second Split Shares”) without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the “Second Reverse Stock Split”). Further, every right, option and warrant to acquire Pre-Second Split Shares outstanding immediately prior to the Second Split Effective Time shall, as of the Second Split Effective Time and without any further action, automatically be reclassified into the right to acquire Post-Second Split Shares based on the conversion ratio of shares of Pre-Second Split Shares to Post-Second Split Shares set forth in the preceding sentence, but otherwise upon the terms of such right, option or warrant (except that the exercise or purchase price of such right, option or warrant shall be proportionately adjusted).

No fractional shares shall be issued in connection with the Second Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional Post-Second Split Shares in the Second Reverse Stock Split shall be entitled to receive cash (without interest or deduction) from the Corporation’s transfer agent in lieu of such fractional share interests (if applicable upon the submission of a letter of transmittal by a stockholder holding the shares in book-entry form and, where shares are held in certificated form, upon the surrender of the stockholder’s Pre-Second Split Certificates (as defined below)), in an amount equal to the product obtained by multiplying

(a) the closing price per share of the Class A Common Stock as reported on the Nasdaq Stock Market as of the date of the Second Split Effective Time, by (b) the fraction of one Post-Second Split Share owned by the stockholder.

9.4. Certificates for Second Reverse Stock Split. Each holder of record of a certificate which immediately prior to the last trading day preceding the date of the Second Split Effective Time (the “Second Split Effective Date”) represents Pre-Second Split Shares (the “Pre-Second Split Certificates”) shall be entitled to receive upon surrender of such Pre-Second Split Certificates to the Corporation’s transfer agent for cancellation, a certificate (the “Post-Second Split Certificates”) representing the number of whole Post-Second Split Shares into and for which the shares formerly represented by such Pre-Second Split Certificates so surrendered are exchangeable. From and after the Second Split Effective Date, Pre-Second Split Certificates shall represent only the right to receive Post-Second Split Certificates pursuant to the provisions hereof.”

FOURTH: That this Certificate of Amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the DGCL.

FIFTH: This Certificate of Amendment shall be effective upon the filing of this Certificate of Amendment with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the undersigned officer of the Corporation has caused this Certificate of Amendment to be executed on this 24th day of April, 2026.

Direct Digital Holdings, Inc.

By: ____/s/ Diana P. Diaz______________________ _
Name: Diana P. Diaz
Title: Chief Financial Officer